

Mail Stop 4561

June 22, 2017

Vyomesh I. Joshi
Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, South Carolina 29730

> **Re: 3D Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K**
> **Furnished May 3, 2017**
> **File No. 001-34220**

Dear Mr. Joshi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Financial Information, page 36

1.   We note that you present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures here and in your earnings releases furnished on Form 8-K. In your next earnings release, please reconcile without presenting a full non-GAAP income statement. We refer you to Question

102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-5

2.   With a view toward future disclosures, please tell us the amount of depreciation and amortization that is directly attributable to the generation of revenue. Explain how your presentation complies with the guidance in SAB Topic 11.B.

Note 2 Significant Accounting Policies

Inventories, page F-10

3.   We note that you disclose the amount of inventory reserves on your consolidated balance sheets and elsewhere in the filing. Please tell us how your inventory valuation policy complies with the guidance in SAB Topic 5 (BB) and ASC 330-10-35-14. That is, such reserves should establish a new cost basis and therefore, reserve balances as of the year end should not be reflected in a separate account.

Note 21 Segment Information, page F-31

4.   With a view toward future disclosures, please tell us the amount of revenues and long-lived assets for the United States, your country of domicile. We refer you to ASC 280-10-50-41.

Note 22 Commitments and Contingencies

Litigation, page F-34

5.   We note from your disclosures that although you cannot predict the results of litigation with certainty, you believe that the disposition of these legal matters will not have a material adverse effect on your consolidated results of operations or consolidated financial position. Please explain why you have omitted the statement of cash flows or revise future filings to include this financial statement. Please also clarify in your response and future filings whether your belief that the legal matters will not have a material adverse effect pertains only to the "other legal matters incidental to [your] business" referenced in the preceding sentence or to all legal proceedings, including the ones specifically described in Note 22.

Form 8-K furnished on May 3, 2017

6.   It appears you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) of Regulation S-K. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Stephen Krikorian for

Craig Wilson
Senior Assistant Chief Accountant